Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

07027352

5 October 2007

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

SEC MAIL PROCESSING
RECEIVED
OCT 15 2007
WASH. D.C. 182 SECTION

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

10/19

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

DISCUSSIONS TO ACQUIRE GOLDEN CIRCLE LIMITED DISCONTINUED

Sydney, 5 October 2007: Coca-Cola Amatil Limited ("CCA") today advises that it has discontinued discussions with Golden Circle Limited ("GCL") in relation to the potential acquisition of GCL on the basis that the Board of GCL has recommended an alternative offer.

The CCA Board is not considering a revised offer at this time.

CCA is disappointed that the Directors of GCL have recommended an offer that will not deliver immediate returns to GCL shareholders, which requires a significant turnaround in the operating performance of GCL and which dilutes shareholders through a large share issue at a price 20% less than that offered by CCA.

The Managing Director of CCA, Mr. Terry Davis, said "The acquisition of GCL would have been a natural strategic fit for CCA. Further rationalisation of the Australian food and beverage industry is critical in order to make it more efficient and competitive against cheaper overseas imports and private label products."

CCA, with its experience in food processing through its ownership of SPC Ardmona, is confident that the combination of the two businesses would have provided greater certainty for the fruit and vegetable suppliers of GCL, who are also its shareholders, through CCA's plans to dramatically grow the product and distribution base.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

END